MCARTech, Inc

BALANCE SHEET

Period Ending December 31, 2022 and 2023

ASSETS

	12/31/2023	12/31/2022
CURRENT ASSETS		
Cash	163,301	62,198
Accounts Receivables, net of allowance	18,183	5,568
Other Current Assts	5,000	-
Total Current Assets	186,484	67,766
LONG -TERM ASSETS		
Other long-term asssets	-	-
Total long-term assets	-	-
TOTAL ASSETS	186,484	67,766

LIABILITIES & SHAREHOLDERS' EQUITY

	12/31/2023	12/31/2022
CURRENT LIABILITIES		
Short term debt		
Accrued Liabilities	217,726	161,535
Taxes payable		
Deferred income / revenue		
Due to related Parties	15,000	26,186
Total current liabilities	232,726	187,721
LONG-TERM LIABILITIES		
We funder raising	113,794	
Total long-term liabilities	113,794	-
TOTAL LIABILITIES	346,520	187,721
SHAREDHOLDERS' EQUITY		
Issued Capital	99,000	99,000
Retained earnings (deficit) - beginning	(218,955)	(87,369)
Net income (loss)	(40,081)	(131,586)
Retained earnings (deficit) - ending	(259,036)	(218,955)
Total Shareholders' equity	**(160,036)**	**(119,955)**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	186,484	67,766

MCARTech, Inc

INCOME STATEMENT
Period Ending December 31, 2022 and 2023

	YTD 2023	YTD 2022
REVENUE	179,963	92,046
COST OF GOODS SOLD		
Cost of goods sold	18,426	13,164
Total Cost of goods sold		
GROSS PROFIT	161,537	78,882
OPERATING EXPENSES		
Employee Benefits	317	5,430
Insurance		
Office Expenses	3,746	3,988
Professional Fees	5,398	14,098
Salaries & Wages	63,000	117,000
Sub Contracts	103,252	65,349
Supplies		
Computer related expenses		
Travel Expenses	27,490	6,456
Total operating expenses	203,203	212,321
NET OPERATING INCOME	(41,666)	(133,439)
Revenue - other	1,585	1,853
Taxes		
NET INCOME	(40,081)	(131,586)

MCARTech, Inc
STATEMENT OF STOCKHOLDER'S EQUITY
Period Ending December 31, 2022 and 2023

	Coomon Stock	Preferred stock	Additonal Paid in Capital	Accumulated Deficit	Totals
January 1, 2022	1000	0	0	(88,369)	(87,369)
Net loss				(131,586)	(218,955)
December 31, 2022	1000		99000		(119,955)
Net loss				(40,081)	(160,036)
December 31, 2023	1000				(160,036)

MCARTech, Inc
STATEMENT OF CASH FLOWS
Period Ending December 31, 2022 and 2023

	12/31/2023	12/31/2022
Cash flows from operating activities		
Deficiency of revenue over expenses	(40,081)	(131,586)
Increase in accounts receivables	(12,615)	
Decrease in accounts receivables		2,342
Decrease in accounts payables / advance to vendors	(9,750)	
Increase in accounts payables		4,750
Increase in accrued expenses	60,941	40,831
Net cash provided (utilized) by operating activities	(1,505)	(83,663)
Net cash flow from financing activities		
Issuance of Share Capital		100,000
Repayment of Debt	(11,185)	(204,166)
Purchase of Treasury stock		(1,000)
Raising via Wefunder	113,793	
Net cash provided (utilized) by financing activities	102,608	(105,166)
Net cash provided (utilized)	101,103	(188,829)
Cash at beginning of thePeriod	62,198	251,026
Cash at end of Period	163,301	62,197

MCARTech, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Period Ending December 31, 2022, and 2023

NOTE 1

NATURE OF ACTIVITIES

MCARTech Inc offers clients an affordable & adaptable industrial Asset Reliability Solutions to help prevent equipment failures with serious consequences. ALERT (Adaptable Leading Edge Reliability Techniques) is a knowledge driven IIoT (Industrial Internet of Things) - based Remote Monitoring and Predictive Diagnostics application, developed by MCARTech, Inc. ALERT continuously monitors critical assets for any abnormal system behaviors and notifies plant personnel of predicted machine failures before they happen, along with safe and timely countermeasures. With ALERT, clients can bolster overall equipment effectiveness (OEE) by up to an estimated 5% per year, and reduce unplanned maintenance costs to under 10% of the overall maintenance cost.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable

Accounts receivable from contracts are based on contracted prices. The Company determines an allowance for doubtful accounts based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Normal accounts receivable are due 30 days following the issuance of an invoice. Receivables over 120 days that are determined uncollectible will be written off. Based on historical collections over the past year, the Company believes all accounts are fully collectible.

Inventory

The Organization does not have any inventory as of 2020 & 2021, respectively. Depreciation The Organization does not have any assets as of 2020 & 2021, respectively.

Advertising

Advertising costs are expensed as incurred.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Areas where estimates are used in the accompanying financial statements include depreciation lives of fixed assets. Actual results could differ from those estimates.

Cash and Statement of Cash Flows

Cash and cash equivalents include cash on hand, checking and savings and any certificates of deposits less than thirty (30) day maturity.

Income Tax

The Company is a taxable Corporation under the Internal Revenue Code and files a 1120 Tax Return. Provision or liability for federal income taxes has been included in the financial statements. The Company files income tax returns with the Internal Revenue Service and the Indiana Department of Revenue.

Revenue Recognition

The Organization recognizes service contract revenue in the period earned.

Operating Cycle

The length of the Company's service contracts varies, but the length is typically more than one year.

NOTE 3

ACCOUNTS RECEIVABLE

The Organization maintains their accounts receivable and reduces these amounts through bad debt expense as required. No bad debt was expensed in 2022 or 2023.

NOTE 4

ACCOUNTS PAYABLE & NOTES PAYABLE SHORT TERM

The Organization maintains their accounts payable with standard terms payable.

The Organization maintains their credit card balances and short-term loans with standard terms payable.

NOTE 5

FIXED ASSETS

The Organization does not have any fixed assets.